Exhibit 99(h)(16)

EXPENSE LIMITATION AGREEMENT

          This Agreement is made by and between Tamarack Funds Trust, a Delaware statutory trust (the “Trust”) on behalf of each of its series as listed on Schedule A (each a “Fund” or collectively, “Funds”) and Voyageur Asset Management Inc., a Minnesota corporation (“Voyageur”), effective August 18, 2009.

R E C I T A L S

          WHEREAS, the Trust is registered as an open-end diversified management investment company under the Investment Company Act of 1940 (the “1940 Act”); and

          WHEREAS, the Trust has established the Funds; and

          WHEREAS, the Trust has adopted a Shareholder Servicing Plan for Class 1 of the Funds (the “Servicing Plan”) and has designated Voyageur as Agent to perform shareholder account administrative and servicing functions and may pay Voyageur up to .05% to perform such services.

          WHEREAS, the Trust and Voyageur have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain certain expenses of the Fund at a level below the level to which the Fund may otherwise be subject and, therefore; and

          WHEREAS, the Trust and the Fund desire to implement the applicable classes of shares of each Fund and their respective expense limits as described on Schedule A; and

          NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.	Expense Limitation.

          1.1 Fund Operating Expenses; Excess Amount. To the extent that the “Annual Fund Operating Expenses” (within the meaning of Item 3 of Form N-1A) incurred by each Fund in any fiscal year, but excluding brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies including the cost of qualifying each Fund’s shares for sale in any jurisdiction, extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification and other expenses not incurred in the ordinary course of each Fund’s business (“Fund Operating Expenses”), exceed the Operating Expense Limit (as defined in Section 1.2 below), Voyageur shall be obligated to reimburse each Fund for such excess amount (the “Excess Amount”).

          1.2. Operating Expense Limit. The Operating Expense Limit in any fiscal year with respect to Class 1 of each Fund shall be the amount, expressed as a percentage of the average daily net assets of each Fund, set forth in Schedule A.

          1.3. Method of Computation. To determine Voyageur’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for each Fund shall be annualized. If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit for the Fund, Voyageur shall remit to the respective Fund an amount sufficient to pay that day’s Excess Amount. Each Fund may offset amounts owed to the Fund pursuant to this Agreement against the fees payable to Voyageur pursuant to the Servicing Plan.

          1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the services fees waived or reduced and other payments remitted by Voyageur to the respective Fund with respect to the previous fiscal year shall equal the Excess Amount.

          1.5 Fee Waiver and Expense Reimbursement Limit. Notwithstanding the foregoing, Voyageur’s fee waiver and expense reimbursement obligation to any Fund or class pursuant to this Agreement with respect to any fiscal year shall not exceed the servicing fees earned by Voyageur with respect to the Fund or class pursuant to the Servicing Plan during such fiscal year.

2.	Recoupment of Fee Waivers and Expense Reimbursements.

          2.1. Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses of a Fund for that day are less than the Operating Expense Limit, Voyageur shall be entitled to recoup from the Fund the services fees waived or reduced and other payments remitted by Voyageur to the respective Fund pursuant to Section 1 of this Agreement (the “Recoupment Amount”) during any of the previous twelve (12) months, to the extent that the respective Fund’s annualized Fund Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in Schedule A, provided that such amount paid to Voyageur will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped.

          2.2. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of the respective Fund for the prior fiscal year (including any recoupment payments with respect to such fiscal year) do not exceed the Operating Expense Limit.

3.       Term and Termination of Agreement. This Agreement shall continue in effect with respect to each Fund until January 31, 2010. Thereafter, this Agreement shall continue for successive periods of one year unless terminated by either party at any time, without the payment of any penalty. In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement, unless such termination occurs in connection with a transfer of a relationship to an affiliate of Voyageur.

4.       Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

5.       Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

6.       Amendments. This Agreement may be amended only by a written agreement signed by each of the parties.

7.       Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all previous agreements and/or understandings of the parties.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of August 18, 2009.

TAMARACK FUNDS TRUST

By:	/s/ Erik R. Preus
Name: Erik R. Preus
Title: President

VOYAGEUR ASSET MANAGEMENT INC.

By:	/s/ Michael T. Lee
Name: Michael T. Lee
Title: President and CIO

Schedule A

Fund	Operating Expense Limit
Tamarack Prime Money Market Fund
Institutional Class 1	0.20%

Tamarack U.S. Government Money Market Fund
Institutional Class 1	0.20%

Tamarack Tax-Free Money Market Fund
Institutional Class 1	0.20%